Snapify

Redefining Photoshoot Experience

Experience Economy

WE WANT IT ALL. WE WANT IT NOW.

Speed & convenience are at the top of customer expectations*

*PWC 2018

Photographers

capture and enhance customers' experiences



The global photographic services market is expected to grow to **$42.81 billion** in 2022 at a compound annual growth rate (CAGR) of 10.0%. The photographic services market is expected to reach $59.30 billion in 2026 at a CAGR of 8.5%.

Global photographic service report 2022

When it comes to post- event processing...

There's a major

Experience GAP





Imagination

What photographers really want to do

Reality

What they **actually** do most of the time

All Day
Wedding shooting



Next Day - 1:00 AM
photoshoot is **finally** over



1:10 AM
Rushing to backup raw materials



2:00 AM
Uploading all event footage





10:00 AM
It's culling time



12:00 PM
Stop - Need to send proposals



Next Day 11 PM
Image editing starts



4 Weeks Later
Sending gallery

The Problem

THE CURRENT POST-EVENT PROCESSING IS EXAUSTING

Photographers

Spend on average **15 extra hours** after the event to process photos, due to obsoleted & fragmented existing platforms

Event Owners

Expecting to get their photos immediately to enhance engagement but forced to wait **8 weeks on average**

Event Guests

Want to be more engaged during/after the event but **rarely get their photos taken** at the event by a photographer



Our Mission

To redefine the post-photoshoot experience.
Making it fast, secure, and simple.

IN A SNAP!

The Solution

Snapify is the 1st unified, and complete platform, allowing everybody TO HAVE IT ALL

90%

Less processing time (and 90% more time for everything else)

98%

Better secured fully automated photo **backup**

100%

More event **engagement** by easily sharing photos with events owners and guests

That's how we snapify Post Photoshoot Processing


5G
100%
Maddie & Udi Wedding
April 29, 2022
Snapify

Photos are uploaded to the Snapify cloud in real-time using a dedicated cellular-based device



Snapify automatically starts processing all photos using powerful AI engines and editors


auto-gen-21-10

Photographer shares photos with events owners and guests with a digital photo gallery



To provide the snapify **EXPERIENCE**

All Day
Event shooting

Real-time
Backup to Snapify Cloud

Real-time
Culling and Editing

1:00 AM
Sending gallery to event owners






Wire Transfer
Please confirm your intent to transfer $120.00 to Jane Doe
Use Fingerprint sensor
Approve Transfer







10:00 AM
Collecting Payments

12:00 PM
Getting compliments

Rest

Next event

Customer Reviews



"Snapify saved me so much valuable time! Instead of spending hours in front of the computer, I can now focus more on growing my business..."

Patrick - events photographer



"After 12 years as a professional photographer, I finally found the ultimate solution. Snapify is a revolution for photographers like me. I believe in this product and Snapify vision with all my heart"

Noam - Kai Photography

Market Size

$53 Billion

Total Available Market (TAM)

$15 Billion

Serviceable Available Market (SAM)

Weddings, events, photojournalism, Sports

$150 M

Serviceable Obtainable Market (SOM)

(*3-5 years of operation)

Business model

All plans include backup, auto-culling and auto-editing and gallery sharing

SaaS model, yearly subscription with monthly installments

Hardware and connectivity is included

Starter
10 events
$5400/ Year
$540/ Event

Pro
25 yearly events
$15,000/ Year
$510/ Event

Premium
50 yearly events
$30,000/ Year
$480/ Event

Platinum
75 yearly events
$45,000/ Year
$450/ Event

Sales Channels

Sales Team

Sales person that brings one photographer each day will generate $1M in 2 months

Studios

Studios can host 100-300 photographers

Events Platforms

The Knot
Zola
Weddingwire
And similar

Social

Instagram
Facebook
TikTok

Business Projection

Traction



Total customers
2887
3,000
2,000
1,000
0
Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8

P&L Forecast



1st Year
$ 2,201,548
$ 4,413,850
2nd Year
$6,300,000
$ 47,000,000
0
10
20
30
40
50

*Forward-looking projections cannot be guaranteed

Potential markets and segments

Sports


15



Video

Media





Print

The Competition

Platform	e2e post processing	Automatic backup	Image culling	Image processing	Image sharing
Snapify	✔	✔	✔	✔	✔
Imagine-ai	✘	✘	✘	✔	✘
Aftershoot	✘	✘	✔	✘	✘
Lightroom	✘	✘	✘	✔	✘
Pixieset	✘	✘	✘	✘	✔

We're raising

$5 Million

* $2M via WeFunder

50% on Product Development

20% on Operations

30% on Marketing and Sales


30%
50%
20%

The snapifyers



Shai Zohar
Chairman

Over 20 years of experience in the software development industry, former CTO in various technological positions
Real Estate Entrepreneur



Ran Rahav
CEO

Customer Success and Product Executive
15 years of experience dealing with sales and customers' needs in the media industry as LiveU executive

Thank you

Have a **Snapify** day